COLOR STAR TECHNOLOGY COMPANY, LIMITED.

800 3rd Ave, Suite 2800

New York NY 10022

(212) 220-3967

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

August 13, 2020

Re:	Color Star Technology Company, Limited. (the “Company”)
File No. 333- 238510
Registration Statement on Form F-3 (the “Registration Statement”)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

The Company filed the Registration Statement on Form F-3 on May 19, 2020. Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration of the effective date of the Registration Statement to 5 pm ET on August 17, 2020 or as soon as practicable thereafter.

The Company acknowledges that:

• Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

• The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

• The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

COLOR STAR TECHNOLOGY COMPANY, LIMITED.

By: /s/ Biao Liu

Name: Biao Liu

Title: Chief Executive Officer